FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 20, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submissions and proposed resolutions prepared for the Annual General Meeting of Magyar Telekom

Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, has published the detailed submissions and proposed resolutions prepared for the Annual General Meeting to be held on April 2, 2009.

Agenda items and proposed resolutions:

1                 Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the company and Magyar Telekom Group in 2008

No resolution

2                 Decision on the approval of the 2008 consolidated annual financial statements of the company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

The General Meeting approves the 2008 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), including Balance Sheet Total Assets of HUF 1,168,856 million and Profit after tax HUF 105,593 million (before the deduction of HUF 12,585 million attributable to minority interests).

3                 Decision on the approval of the 2008 annual stand alone financial statements of the Magyar Telekom Plc. prepared in accordance with requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

The General Meeting approves the Y2008 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 965,252 million and After-tax Net Income of HUF 98,625 million.

4                 Proposal of the Board of Directors for the use of the profit after tax earned in 2008; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2008

A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2008.

After the deduction of HUF 77,051,913,476 to be disbursed as dividends from the after-tax profits of HUF 98,625,259,346 based on HAR figures, the Company shall allocate the remaining amount of HUF 21,573,345,870 as profit reserves.

May 7th, 2009 shall be the first day of dividend disbursement. The record date shall be April 29th, 2009.

On April 15th, 2009, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement in the following newspapers: Magyar Nemzet, Népszabadság, Napi Gazdaság and Világgazdaság, as well as on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

5                 Decision on the approval of the Corporate Governance and Management Report

The General Meeting has reviewed and approves the Corporate Governance and Management Report Y2008 of the Company.

6                 Decision on granting relief from liability to the members of the Board of Directors

The General Meeting of Magyar Telekom Plc. - having evaluated the work in the previous financial year of the Board members of the Company - hereby decides on granting the relief from liability for the members of the Board of the Company with respect to the 2008 business year in accordance with Section 30 (5) of the Companies Act. By granting this relief, the General Meeting verifies that the members of the Board have performed their work in 2008 by giving priority to the interests of the Company. The relief from liability granted by this resolution shall be abolished in the event of a subsequent court ruling declaring the information based on which the relief of liability was granted false or insufficient.

7                 Decision on the modification of the Articles of Association of Magyar Telekom Plc. (1.4 (a) Sites of the Company; 2.5.3. and 5.3: The Shareholders’ Register and Closing of the Shareholders’ Register; 7.4.1.(a): The Board of Directors; 7.8: Liability of Directors; 8.6: Liabilities of Members of the Supervisory Board; 9.1: The Auditor/Election)

The Annual General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

The Annual General Meeting approves the amendment of Section 2.5.3. and 5.3. of the Articles of Association according to the submission.

The Annual General Meeting approves the amendment of Section 7.4.1. a) of the Articles of Association according to the submission.

The Annual General Meeting approves the amendment of Section 7.8 of the Articles of Association according to the submission.

The Annual General Meeting approves the amendment of Section 8.6. of the Articles of Association according to the submission.

The Annual General Meeting approves the amendment of Section 9.1. of the Articles of Association according to the submission.

8                 Election of Members of the Board of Directors

The General Meeting elects Mr. Guido Kerkhoff to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting elects Dr. Steffen Roehn to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting elects Mr. Wolfgang Hetlinger to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

The General Meeting elects Mrs. Mechthilde Maier to the members of the Board of Directors of Magyar Telekom Plc. until May 31, 2010.

9                 Election of Members of the Supervisory Board

The General Meeting elects Mrs. Éva Őz to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2010.

The General Meeting elects Mr. Martin Meffert to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2010.

10          Approval of the Remuneration guidelines

The General Meeting approves Magyar Telekom’s Remuneration guidelines, as stated in the submission, and authorizes the Remuneration Committee of the Board of Directors to implement the Remuneration guidelines.

11          Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor

The General Meeting elects as auditor of Magyar Telekom Plc. (the “Company”)

PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16; company registration number: 01-09-063022; registration no.: 001464)

personally Márta Hegedűsné Szűcs as registered auditor

Chamber membership number: 006838

Address: 2071 Páty, Várhegyi u. 6.

Mother’s maiden name: Julianna Hliva

to perform audit services for the year 2009, i.e. for the period ending May 31st 2010 or if the Annual General Meeting closing the 2009 fiscal year will be held prior to May 31st 2010 then on the date thereof.

In the event that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Nikoletta Róka (chamber membership number: 005608, mother’s maiden name: Györgyi Soós, address: 1163 Budapest, Gutenberg u. 17.) to act as responsible auditor.

The General Meeting approves HUF 89,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

The detailed submissions are available on the web site of Magyar Telekom Plc.

(http://www.telekom.hu/investor_relations/corporate_governance/general_meetings), on the web site of the Budapest Stock Exchange (www.bet.hu) and at the place of the General Meeting from the commencement of registration (April 2, 2009, 9.00 a.m.).

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitons

Date: March 20, 2009